Exhibit 99.1

ICON reports Full-Year 2008 revenue growth of 37% operating income growth of 44% and EPS growth of 38% (NASDAQ:ICLR) (ISIN:IE0005711209)

Highlights – Full Year Fiscal 2008 and Fourth Quarter

  Full year net revenues increased 37% to $865 million.
  Fourth quarter net revenues increased 22% over the comparative quarter, to $220 million.
  Full year operating income increased by 44% to $99.5 million. Income from operations for the 4th quarter increased by 34% to $26.5 million.
  Full year diluted earnings per share increased to $1.30, a 38% increase over last year.
  Diluted earnings per share, increased by 35% for the fourth quarter to 35 cents.
  Full year net business awards totalled $1.3 billion, a 28% increase on last year.
  Fourth quarter net business awards were $261 million, a book to bill of 1.2.

DUBLIN, Ireland--(BUSINESS WIRE)--February 23, 2009--ICON (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the fourth quarter ended December 31, 2008.

Full year, net revenues were $865 million, representing a 37.2% increase over last year. Income from operations, after taking non-cash stock compensation charge of $6.1 million, was $99.5 million or 11.5% of revenue, compared to $69.2 million or 11.0% last year. Net income was $78.1 million or $1.30 per share, compared with $56.0 million or $0.94 per share, last year.

Net revenues for the quarter were $220.1 million, representing a 21.8% increase over net revenues of $180.7 million for the same quarter last year. Income from operations, after taking non-cash stock compensation charge of $1.6 million, was $26.5 million or 12.0% of revenue, compared to $19.8 million or 11.0% for the same quarter last year. Net income was $21.0 million or 35 cents per share on a diluted basis, compared with $15.9 million or 26 cents per share last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 69 days at December 31, 2008, on a like for like basis compared to 66 days at December 31, 2007.

For the quarter ended December 31, 2008, cash used in operating activities was $4.8 million and capital expenditure was $14.3 million. Full year 2008 cash flow from operating activities was $81.3 million and capital expenditure was $67.9 million. In addition, Healthcare Discoveries was acquired in February 2008 for consideration of $11.8 million and Prevalere Life Sciences was acquired in November for a consideration of $37.6 million. As a result, net debt amounted to $4.3 million at December 31, 2008, compared to $23.8 million of net cash at December 31, 2007.

“2008 has been another outstanding year for ICON,” commented Chairman Dr. John Climax. “With year on year revenue growth of 37% and operating income growth of 44%, 2008 represents the second consecutive year of such exceptional performance.”

Commenting on the quarter, CEO Peter Gray said “We are very satisfied with our performance in quarter four. Revenues were up 22%, margins held strong at 12% and EPS was up 35%. With our backlog at $1.74bn we have entered 2009 in a good position, although the difficult economic climate has put some customers under pressure and has created a degree of uncertainty. We remain positive, though cautious, as 2009 commences.”

The company will hold its fourth quarter conference call today, February 23, 2009 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 71 locations in 38 countries and has approximately 7,000 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

ICON plc

Consolidated Income Statements

Three and Twelve Months ended December 31, 2008 and December 31, 2007
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007

Gross Revenue	295,370	241,531	1,209,451	867,473

Reimbursable expenses	75,277	60,861	344,203	236,751

Net Revenue	220,093	180,670	865,248	630,722

Costs and expenses
Direct costs	125,125	100,372	489,238	354,479
Selling, general and administrative	61,450	55,129	248,778	187,993
Depreciation and amortization	7,052	5,382	27,728	19,008

Total costs and expenses	193,627	160,883	765,744	561,480

Income from operations	26,466	19,787	99,504	69,242

Interest (expense)/income	(481)	659	(1,224)	2,738

Income before provision of income taxes	25,985	20,446	98,280	71,980

Provision for income taxes	5,474	4,486	19,967	15,830
Minority Interest	(514)	79	193	187

Net income	21,025	15,881	78,120	55,963

Net income per ordinary share
Basic	$0.36	$0.28	$1.34	$0.97

Diluted	$0.35	$0.26	$1.30	$0.94

Weighted average number of ordinary shares
Basic	58,509,852	57,623,388	58,245,240	57,410,544

Diluted	59,902,857	59,950,100	60,221,587	59,495,928

ICON plc

Summary Balance Sheet Data

December 31, 2008 and December 31, 2007
(Dollars, in thousands)

	December 31,	December 31,
	2008	2007
	(audited)	(audited)
Cash and short-term investments	101,104	118,633
Debt	105,379	94,829
Net (debt)/cash	(4,275)	23,804

Accounts receivable	210,535	129,865
Unbilled revenue	141,727	144,661
Payments on account	(121,935)	(96,553)
Total	230,327	177,973

Working Capital	185,957	193,271

Total assets	867,285	693,138

Shareholders’ equity	456,366	388,400

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Ciaran Murray CFO + 353 1 291 2000
	both at ICON.

	http://www.iconplc.com

CONTACT:
ICON plc
Investor Relations 1-888-381-7923
or
Ciaran Murray CFO
+ 353 –1-291-2000